UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Flanigan Jr., Richard J
   2800 Rockcreek Parkway


   Kansas City, MO  64117-2551
2. Date of Event Requiring Statement (Month/Day/Year)
   5/28/99
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Cerner Corporation (CERN)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President & Gen Mgr
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 1,174               D   Direct
Common Stock                                                 460                 I   by Trust

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      07/29/97  07/29/21  Common Stock                 2,840      $15.000000 D           Direct
(right to buy)                  (1)
Non-Qualified Stock Option      02/24/98  02/24/22  Common Stock                 8,580      $15.000000 D           Direct
(right to buy)                  (1)
Non-Qualified Stock Option      04/30/06  04/30/07  Common Stock                 235        $17.040000 D           Direct
(right to buy)
Non-Qualified Stock Option      03/31/95  12/18/19  Common Stock                 30,000     $18.875000 D           Direct
(right to buy)                  (2)
Non-Qualified Stock Option      02/10/99  02/10/13  Common Stock                 8,580      $24.000000 D           Direct
(right to buy)                  (1)

Explanation of Responses:

(1)
The option becomes exercisable in ten equal installments, commencing one year after the date of grant.
(2)
The options become exercisable in eleven installments at various amounts, commencing March 31, 1995.

SIGNATURE OF REPORTING PERSON
/S/ Flanigan Jr., Richard J
DATE